SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2019

Commission File Number: 001-37821

LINE Corporation
(Translation of registrant's name into English)

1-6 Shinjuku 4-chome
Shinjuku-ku, Tokyo 150-8510, Japan
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINE Corporation
(Registrant)

January 8, 2019	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

Notice Regarding Change in Specified Subsidiary

LINE Securities Preparatory Corporation, a subsidiary of LINE Corporation (hereinafter the "Company"), hereby announces that it resolved in its shareholder's meeting held on January 8, 2019 on matters related to the issuance of new shares through third-party allotment to LINE Financial Corporation (hereinafter "LINE Financial"), a subsidiary of the Company, and Nomura Holdings, Inc. (hereinafter "Nomura Holdings"), and LINE Financial resolved at its board meeting held on the same day to underwrite such shares.

Since the total capitalization of LINE Securities Preparatory Corporation will become equivalent to ten-hundredths or more of the Company's total capitalization once the third-party allocation of new shares to increase capital is completed, LINE Securities Preparatory Corporation will be recognized as a specified subsidiary.

1.	Reasons for Issuance of New Shares and Increase of Capital by Subsidiary

In accordance with the joint venture agreement signed with Nomura Holdings in May 2018, LINE Group has established LINE Securities Preparatory Corporation in June 2018, which is currently in preparation to complete necessary procedures in order to commence business operations of offering remote securities brokerage and securities investment consultation services over the LINE platform to the asset-building demographic. LINE Securities Preparatory Corporation will issue new shares by third-party allotment to increase capital in order to further advance preparations, with such shares to be underwritten by LINE Financial, a subsidiary of the Company, and Nomura Holdings.

2.	Overview of Third-Party Allocation of New Shares to Increase Capital by Subsidiary
(1)	Amount to be paid	JPY 19,800,000,000
(2)	Payment date	January 16, 2019 (tentative)
(3)	Total capitalization after capital increase	JPY 10,000,000,000
(4)	Principal shareholders and holding ratio after capital increase	LINE Financial Corporation: 51% (tentative) Nomura Holdings, Inc.: 49% (tentative)

3.  Overview of Subsidiary Intending to Conduct a Third-Party Allocation of New Shares to Increase Capital (as of January 8, 2019)

(1)	Name	LINE Securities Preparatory Corporation
(2)	Location	4-1-6 Shinjuku, Shinjuku-ku, Tokyo
(3)	Name and title of representative	Noritaka Ochiai, Representative Director
(4)	Business	A preparatory corporation in order to offer remote securities brokerage and remote securities investment consultation services to the asset-building demographic
(5)	Total capitalization	JPY 100,000,000 (before capital increase)
(6)	Established	June 1, 2018
(7)	Principal shareholders and holding ratio	LINE Financial Corporation: 100％
(8)	Relationship between The Company and LINE Securities Preparatory Corporation	Capital relationship	LINE Financial Corporation, a subsidiary of the Company, holds 100% of the shares issued by LINE Securities Preparatory Corporation.
		Personnel relationship	One of the Company's executive officers serve jointly as a director at LINE Securities Preparatory Corporation.
		Business relationship	There is no business relationship between the Company and LINE Securities Preparatory Corporation that should be disclosed.

4.  Date of Change

January 16, 2019 (date of the third-party allotment)

5.  Future Projections

Changes in specified subsidiary will not have a material impact on the Company's consolidated financial results.

Overview on the joint venture agreement signed with Nomura Holdings and the schedule for commencing security service operations is disclosed in a press release dated May 25, 2018: LINE and LINE Financial, Nomura Sign Joint Venture Agreement as part of Financial Business Alliance (https://linecorp.com/en/pr/news/en/2018/2209).

This is an English translation of the original Japanese-language document. Should there be any inconsistency between the translation and the original Japanese text, the later shall prevail.